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                                  EXHIBIT 4.4

         EMPLOYEE STOCK PURCHASE APPLICATION AND SUBSCRIPTION AGREEMENT


THIS AGREEMENT by and between COMMERCIAL METALS COMPANY, a Delaware Corporation (hereinafter called "Company"), and the employee (hereinafter called "Purchaser") named in the attached Stock Purchase Plan Acknowledgment (hereinafter called "Acknowledgment").

                                  WITNESSETH:

WHEREAS, the Board of Directors of the Company is of the opinion that the best interest of the Company and its shareholders will be advanced by encouraging employees of the Company and its subsidiaries, upon whose judgment, initiative, and effort the success and development of its business depends, to become owners of the capital stock in the Company;

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants herein set forth, the parties agree as follows:

                                       I.

Purchaser makes application to the Company and agrees to purchase the number of shares of the Company's Common Stock at the price set forth on the attached Acknowledgment pursuant to the terms and conditions of the 1968 General Employee's Stock Purchase Plan.

                                      II.

Purchaser agrees that payment for the shares shall be made in cash in substantially equal installments (with no right of pre-payment) each payroll period by payroll deductions from the Purchaser's gross pay as promptly as is feasible after January 1, 19___, and ending December 31, 19___. Purchaser agrees that this application constitutes continuing authority to the Company or subsidiary by whom Purchaser is employed to deduct such installment payments from the Purchaser's gross pay until the entire purchase price of the shares is paid. In the event that the Purchaser may not authorize payroll deductions under applicable laws, or has no pay, or gross pay insufficient (after authorized or legally required deductions) to permit deduction of any installment payment, Purchaser shall make such payment in cash or check to the Company not later than the 10th day following the end of the payroll period in which the corresponding payroll deduction would have been made.

                                      III.

The Company agrees that upon payment by the Purchaser of the entire purchase price set forth in the Acknowledgment, the Company will, within 30 days, issue a stock certificate for the number of shares purchased to Purchaser and the payroll authorization will be canceled. The time of issuance and delivery of shares may be postponed for such period as may be required to comply with registration requirements under the Securities Act of 1933, the Securities Exchange Act of 1934, listing requirements of the New York Stock Exchange and the requirements under other laws or regulations applicable to the issuance or sale of such shares.

                                      IV.

If there is any change in the capital structure of the Company including merger, consolidation, a dividend to holders of such stock payable in stock of the same class or the issuance to such holders of rights to subscribe to stock of the same class, the Board of Directors of the Company shall make such adjustments as it deems equitable to prevent dilution or enlargement of the Purchaser's rights.

                                       V.

Purchaser will have the right to cancel this application at any time prior to payment in full, by giving the Company written notice of cancellation. The Company will, within 30 days of receipt of cancellation notice, refund to the Purchaser without interest, the amount paid in respect of such shares. In the event that Purchaser shall at any time revoke, cancel or suspend this authorization for payroll deductions or shall otherwise fail to pay any installment within 10 days after its due date, such action shall be equivalent to a notice of cancellation.


                                      VI.

If the Purchaser's service terminates by reason of retirement after reaching normal retirement age, disability, or death, (each of the foregoing events hereinafter called an "Authorized Termination") before the stock is fully paid for, the Purchaser or
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Purchaser's estate, as the case may be, within 90 days after such Authorized
Termination, may: (a) receive in cash the net amount accumulated under this Agreement as a result of deductions from gross pay or payments to the Company, or; (b) have issued a certificate for the number of whole shares as the net amount accumulated to the time of such Authorized Termination will purchase at the price per share provided in the Acknowledgment, or; (c) pay the entire balance due and have issued a certificate for the entire number of shares purchased. Any adjustment necessary to bring purchases to one or more whole shares shall be made in cash. If Purchaser's employment by the Company or its subsidiary terminates for any reason other than by Authorized Termination before the stock is fully paid for, this application will be canceled and Purchaser will be entitled to receive, within 30 days, cash in the total amount withheld from Purchaser's gross pay and/or paid to the Company under this Agreement.

                                      VII.

Purchaser may not sell, assign, transfer, pledge, or otherwise dispose of or encumber either Purchaser's right to purchase or interest in any shares to be issued upon payment of the amount due, and except as otherwise provided by the law, such right and interest shall not be liable for or subject to debts, contracts, or liabilities of the Purchaser. If any such action is taken by Purchaser, or any claim is asserted by any other party in respect of such right and interest, such action or claim shall be treated as a notice of cancellation, and the Company, except as may be otherwise required by law, will refund the Purchaser's entire contribution.

                                     VIII.

Purchaser will have no rights as a shareholder with respect to shares purchased hereunder until Purchaser becomes a shareholder. Purchaser will become a shareholder with respect to shares for which payment has been completed at the time the certificate for the shares is issued.

                                      IX.

In the event that the issuance of any stock to Purchaser results in additional compensation under federal or state laws which require that the tax thereon be withheld, the Company may deduct from Purchaser's gross pay either periodically or in lump sum an amount required for such withholding. Until such tax is paid the stock will be held by the Company in issued form as security for the amount to be withheld and will be delivered to the Purchaser within 30 days thereafter.


                                       X.

Any notice to the Company under this Agreement shall be addressed to its Secretary at P. O. Box 1046, Dallas, Texas 75221, or to the Purchaser at the address on the attached Acknowledgment. Either party shall notify the other in writing of a new address.

This Agreement is effective on the date set forth on the attached
Acknowledgment.



X_____________________________
     Purchaser's Signature



                                    COMMERCIAL METALS COMPANY


                                    BY: ______________________________________
                                            President